Oakridge

2003 Annual Report



OAKRidge ENERGY INC



Who We Are

Headquartered in Wichita Falls, Texas, Oakridge Energy was incorporated in 1969 and for the past 30 years has been engaged in the exploration, development, production and sale of oil and gas primarily in Texas. We also own gravel deposits located in Colorado, from which we receive lease and royalty income.

Several years ago we recognized the tremendous real estate development potential of our land in Durango, Colorado, and we believe the greatest opportunities for the future growth of our company and significant increases in shareholder value will come from the development of our Durango property.



Our Vision



The Intermountain West has been cited as the single fastest growing region of the country for more than a decade. The area's breathtaking natural beauty, unparalleled quality of life and economic viability have fueled an influx of new people and created an unprecedented demand for top quality urban planning, high-end live/work environments and a preference for an active, outdoor lifestyle. Durango, the largest city in southwestern Colorado, is the location of our proposed master planned development, Oakridge at Durango.

Sited on 1,100 acres atop a beautiful mesa overlooking the city of Durango, minutes from downtown, Oakridge at Durango offers breathtaking 360-degree views, a proposed 27-hole golf course and a "New Urban" style work/live/play environment knitted together by hiking trails, bike paths, parks, open space, pedestrian walkways and neighborhood squares. The project offers numerous residential, office and light commercial development opportunities.

We intend for this project to be a WIN-WIN opportunity for our shareowners and for the community of Durango.

Oakridge at Durango


Open Space
Residential
Open Space
Residential
Business Park
Proposed Reservoir
Resort Property
Open Space
Residential
This parcel not owned by Oakridge
Business Park
Residential
Residential
Open Space
Resort Property
Hwy 3
Downtown Durango
Hwy 160/550
This map is a concept plan only, not a recorded plat, and the boundaries and other information hereon are subject to change at any time without notice
Map is not to scale

To Our Shareholders



It is my pleasure to report the highlights of the past year for your company.

Since January 2001 the residents of Durango have continuously expressed support for Oakridge's proposed development of Ewing Mesa, a beautiful and spacious natural land formation that is owned by Oakridge Energy. The sprawling 2,000-acre parcel is located at the gateway to the Southwest's beautiful Four Corners area, overlooking Durango, Colorado, and the San Juan Mountains. As you are aware, Oakridge has proposed developing the mesa into a mixed-use development consisting of approximately 1,100 residential units.

Oakridge's management has invested a great deal of time and effort during previous years attending to the myriad of detailed *preparations, meetings, submissions, revisions, and resubmissions* that are required before we can begin developing this valuable piece of real estate. Fiscal 2003 was not exempt from the continuing rigors of this lengthy process.

Oakridge had entered into serious negotiations with Mercy Hospital in 2001 regarding the possible location of a new hospital and medical campus complex on Ewing Mesa, but the hospital's continued uncertainty was delaying the ability to move the project forward; consequently, in mid 2002, Oakridge withdrew from these negotiations in order not to further delay the development of the property.

To further speed the process, in September 2002 Oakridge submitted a conceptual plan that was reviewed by the City of Durango. Meetings were held, requested revisions were made, and the Conceptual Area Plan for Ewing Mesa was resubmitted



by Oakridge in December 2002. In January 2003 we were assured by the City of Durango that the area plan would receive timely attention.

In June of 2003, we received a draft of the area plan and we are now in the revision process. The City of Durango has expressed that it expects to have us present the proposed development before the planning commission in late August 2003.

Our other assets include oil and gas, as well as coal and gravel operations, which continue to contribute cash flow to the company. For FY 2003, these operations generated $1.3 million in revenues, compared to $1.2 million for FY 2002. For FY 2003, the company reported a net loss of one cent per share compared to a loss of six cents per share for FY 2002. At our year-end, February 28, 2003, our balance sheet remained strong, with no long-term debt and total assets of approximately $9.0 million, with cash and cash equivalents of approximately $3.6 million.

Thank you for your continuing support throughout the year. We will continue to keep you updated as to the progress of pre-development activities relating to the Colorado real estate assets.

Sincerely yours,

Sandra Pautsky
President
July 1, 2003

WHITLEY PENN

CPAs AND PROFESSIONAL CONSULTANTS

Partners

Larry G. Autrey, P.C.
Felix J. Lozano III, P.C.
Scott A. Mayfield, P.C.
Ricky L. McBride, P.C.
David L. Neal, P.C.
James C. Penn, P.C.
Thomas J. Rein, P.C.
Mark A. Topel, P.C.
J. Alan White, P.C.
B. Glen Whitley, P.C.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of
Oakridge Energy, Inc.

We have audited the accompanying balance sheets of Oakridge Energy, Inc., a Utah corporation, as of February 28, 2003 and 2002, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oakridge Energy, Inc. as of February 28, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Whitley Penn

Fort Worth, Texas
April 17, 2003

Dallas: 5420 LBJ Freeway, Suite 1440 • Dallas, Texas 75240 • (972) 392-6600 • *fax* (972) 392-6601
Fort Worth: 1701 River Run Road, Suite 507 • Fort Worth, Texas 76107 • (817) 258-9100 • *fax* (817) 877-3036
Mid-Cities: 860 West Airport Freeway, Suite 601 • Hurst, Texas 76054 • (817) 258-9100 • *fax* (817) 656-4013

www.wpcpa.com

OAKRIDGE ENERGY, INC.

BALANCE SHEETS

	February 28, 2003	February 28, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 3,375,427	$ 3,424,261
Trade accounts receivable	274,869	79,296
Federal income taxes receivable	-	321,739
Investment securities available for sale	260,817	239,304
Prepaid expenses and other	21,196	17,062
Total current assets	3,932,309	4,081,662
Oil and gas properties, at cost, using the successful efforts method of accounting:		
Proved developed properties	6,651,197	6,641,165
Less accumulated depletion and depreciation	6,058,833	5,858,985
	592,364	782,180
Unproved properties	177,833	219,876
Net oil and gas properties	770,197	1,002,056
Coal and gravel properties, at cost:		
Undeveloped properties	5,850,424	5,850,424
Mining and service equipment	2,461,783	2,461,783
	8,312,207	8,312,207
Less accumulated depletion and depreciation	8,027,008	8,005,561
Net coal and gravel properties	285,199	306,646
Other property and equipment, net of accumulated depreciation of $352,062 in 2003 and $353,192 in 2002	162,884	135,199
Real estate held for development	2,941,989	2,839,668
Other non-current assets	875,074	886,858
Total assets	$ 8,967,652	$ 9,252,089

See accompanying notes.

OAKRIDGE ENERGY, INC.

BALANCE SHEETS *(continued)*

	February 28, 2003	February 28, 2002
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 112,692	$ 78,178
Accrued expenses	75,071	85,621
Deferred income taxes	21,585	13,682
Total current liabilities	209,348	177,481
Reserve for reclamation costs	319,019	409,430
Deferred income taxes	115,030	144,545
Total liabilities	643,397	731,456
Commitments and contingencies	-	-
Stockholders' equity:		
Common stock, par value $.04 per share, 20,000,000 shares authorized, 10,157,803 shares issued	406,312	406,312
Additional paid-in capital	805,092	805,092
Retained earnings	16,951,167	17,000,873
Accumulated other comprehensive income	36,801	23,242
	18,199,372	18,235,519
Less treasury stock, at cost; 5,787,313 shares in 2003 and 5,739,096 in 2002	9,875,117	9,714,886
Total stockholders' equity	8,324,255	8,520,633
Total liabilities and stockholders' equity	$ 8,967,652	$ 9,252,089

See accompanying notes.

OAKRIDGE ENERGY, INC.

STATEMENTS OF OPERATIONS

	Year Ended February 28, 2003	2002
Revenues:		
Oil and gas	$ 968,252	$ 1,108,448
Gravel	288,707	83,585
	1,256,959	1,192,033
Operating expenses:		
Oil and gas:		
Depletion and depreciation	202,096	337,708
Lease operating	614,088	650,710
Lease impairment	642	14,095
Exploration costs	48,965	23,867
	865,791	1,026,380
Coal and gravel	47,848	57,113
Real estate development	22,837	42,707
General and administrative	467,520	444,917
Total operating expenses	1,403,996	1,571,117
Loss from operations	(147,037)	(379,084)
Other income (expense):		
Interest income and other, net	85,385	(12,342)
Gain on sales of oil and gas properties	3,029	3,681
Total other income (expense)	88,414	(8,661)
Loss before income taxes	(58,623)	(387,745)
Income tax benefit	(8,917)	(99,654)
Net loss	$ (49,706)	$ (288,091)
Basic and diluted loss per common share	$ (0.01)	$ (0.06)
Weighted average common shares outstanding	4,403,740	4,440,284

See accompanying notes.

OAKRIDGE ENERGY, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended February 28, 2003 and 2002

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total	Comprehensive income (loss)
Balance at March 1, 2001	$ 406,312	$ 805,092	$ 17,288,964	$ (63,910)	$ (9,596,982)	$ 8,839,476	
Purchases of treasury stock	-	-	-	-	(117,904)	(117,904)	
Net loss	-	-	(288,091)	-	-	(288,091)	$ (288,091)
Change in unrealized gain (loss) on investment securities, net of income taxes	-	-	-	87,152	-	87,152	87,152
Comprehensive loss for year							$ (200,939)
Balance at February 28, 2002	406,312	805,092	17,000,873	23,242	(9,714,886)	8,520,633	
Purchases of treasury stock	-	-	-	-	(160,231)	(160,231)	
Net loss	-	-	(49,706)	-	-	(49,706)	$ (49,706)
Change in unrealized gain (loss) on investment securities, net of income taxes	-	-	-	13,559	-	13,559	13,559
Comprehensive loss for year							$ (36,147)
Balance at February 28, 2003	$ 406,312	$ 805,092	$ 16,951,167	$ 36,801	$ (9,875,117)	$ 8,324,255	

See accompanying notes.

OAKRIDGE ENERGY, INC.

STATEMENTS OF CASH FLOWS

	Year Ended February 28, 2003	2002
Operating Activities		
Net loss	$ (49,706)	$ (288,091)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depletion and depreciation	256,229	379,085
Gain on sales of oil and gas properties	(3,029)	(3,681)
Gain on sales of property and equipment	(38,711)	(2,000)
Loss on sales and redemptions of investment securities	-	102,570
Loss on investment in limited partnership	11,784	65,253
Abandoned leaseholds	48,964	4,127
Oil and gas lease impairment	642	14,095
Deferred income taxes	(29,565)	112,812
Changes in operating assets and liabilities:		
Trade accounts receivable	(195,573)	107,167
Federal income taxes receivable	321,739	(234,490)
Prepaid expenses and other	(4,134)	(731)
Accounts payable and accrued expenses	23,964	32,684
Reserve for reclamation costs	(90,411)	(3,570)
Net cash provided by operating activities	252,193	285,230
Investing Activities		
Additions to oil and gas properties	(20,132)	(4,139)
Additions to real estate held for development	(116,338)	(56,663)
Additions to other property and equipment	(105,034)	(25,464)
Proceeds from sales of oil and gas properties	3,318	8,251
Proceeds from sales of property and equipment	97,390	2,000
Investment in limited partnership	-	(5,000)
Net cash used in investing activities	(140,796)	(81,015)
Financing Activity		
Purchases of treasury stock	(160,231)	(117,904)
Net increase (decrease) in cash and cash equivalents	(48,834)	86,311
Cash and cash equivalents at beginning of year	3,424,261	3,337,950
Cash and cash equivalents at end of year	$ 3,375,427	$ 3,424,261

See accompanying notes.

A. Nature of Business

Oakridge Energy, Inc. (the "Company") is engaged in the exploration for and development, production and sale of oil and gas primarily in Texas. The Company also receives lease and royalty income from gravel deposits in Colorado and holds certain real estate in Colorado for development. The Company was incorporated in Utah in 1969 and its executive offices are located in Wichita Falls, Texas.

B. Significant Accounting Policies

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The accounts are maintained and the financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts in the financial statements and accompanying notes. Actual results could differ from these estimates and assumptions.

Comprehensive Income

The Company reports comprehensive income in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, *Reporting Comprehensive Income.* SFAS No. 130 established standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income (loss) consists of net income (loss) and net unrealized gains (losses) on securities and is presented in the statements of stockholders' equity. SFAS No. 130 requires only additional disclosures in the financial statements; it does not affect the Company's financial position or results of operations.

Fair Value of Financial Instruments

In accordance with the reporting requirements of SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of cash equivalents, accounts receivable and accounts payable approximates their carrying amounts due to the relatively short maturity of their instruments.

B. Significant Accounting Policies - continued

Cash and Cash Equivalents

Cash equivalents of approximately $2,850,000 and $2,805,000 at February 28, 2003 and 2002, respectively, consisted of interest-bearing cash deposits. The Company considers all cash and highly liquid investments with original maturities of three months or less to be cash equivalents.

Supplemental disclosure of cash flow information:

	2003	2002
Interest paid	$ -	$ -
Income taxes paid	$ 21,216	$ 19,178

The changes in the unrealized gain (loss) on investment securities, net of the related income tax effects, of approximately $14,000 and $87,000 for the years ended February 28, 2003 and 2002, respectively, are non-cash transactions for purposes of the cash flow statements.

Trade Accounts Receivable

The Company performs ongoing credit evaluations of its customers' financial condition and extends credit to virtually all of its customers. Credit losses to date have not been significant and have been within management's expectations. In the event of complete non-performance by the Company's customers, the maximum exposure to the Company is the outstanding accounts receivable balance at the date of non-performance.

Investment Securities

Investment securities consist of a certificate of deposit with a bank and equity securities. The Company's investments are classified at the time of purchase into one of three categories as follows:

- Held to Maturity Securities - Debt securities that the Company has the positive intent and ability to hold to maturity are reported at amortized cost, adjusted for the amortization or accretion of premiums and discounts.

- Trading Securities - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are reported at fair value, with unrealized gains and losses included in earnings.

B. Significant Accounting Policies - continued

Investment Securities - continued

- Available for Sale Securities - Debt and equity securities not classified as held to maturity securities or trading securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity (net of tax effects).

The Company did not have any securities classified as held to maturity or trading as of February 28, 2003 or 2002.

A decline in the market value of any available for sale or held to maturity security below cost that is deemed to be other than temporary results in a reduction of the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. No impairment charges were recorded during 2003 or 2002.

Dividend and interest income are recognized when earned. Gains and losses on securities sold are computed under the specific identification method.

Oil and Gas Properties

The Company uses the successful efforts method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill exploratory wells that find proved reserves, and to drill and equip development wells are capitalized. Geological and geophysical costs, costs to drill exploratory wells that do not find proved reserves, and non-producing leasehold abandonments are expensed as incurred.

Unproved oil and gas properties are periodically assessed for impairment of value and a loss is recognized at the time of impairment by providing an impairment allowance. Capitalized costs of producing oil and gas properties are depleted and depreciated by the units-of-production method based on proved oil and gas reserves as estimated by an independent petroleum reservoir engineering firm.

Upon sale or retirement of a proved property, the cost and related accumulated depletion and depreciation are eliminated from the property accounts, and any resulting gain or loss is recognized.

Coal and Gravel Properties

Costs attributable to the acquisition and development of coal and gravel properties are capitalized, while costs incurred to maintain the properties are expensed. Undeveloped coal and gravel properties, which are individually significant, are periodically assessed for impairment of value and a loss is recognized at the time of impairment by providing an impairment allowance. Capitalized costs of producing properties are depleted on a property-by-property basis using the units-of-production method.

B. Significant Accounting Policies - continued

Coal and Gravel Properties - continued

In 1994, the Company recorded an impairment allowance for substantially all the carrying value of the undeveloped coal properties and related assets. The Company also has a reserve approximating $319,000 and $409,000 at February 28, 2003 and 2002, respectively, for estimated costs associated with the reclamation of the property surrounding and including the Company's coal mining operations. The reserve is based on an outside engineer's estimate and is included as a long-term liability in the accompanying balance sheets.

Depreciation on mining and service equipment is calculated using accelerated and straight-line methods over the estimated useful lives of the assets. Upon sale or abandonment, the cost of the equipment and related accumulated depreciation are removed from the accounts and any gains or losses thereon are recognized.

Other Property and Equipment

Depreciation on other property and equipment is calculated using accelerated and straight-line methods over the estimated useful lives of the assets. Upon sale or abandonment, the cost of the equipment and related accumulated depreciation are removed from the accounts and any gains or losses thereon are recognized.

Real Estate Held for Development

Real estate held for development is carried at cost, which does not exceed net realizable value. Real estate development and construction costs directly identifiable with such property are capitalized.

Impairment of Long-Lived Assets

The carrying value of property and equipment is periodically evaluated under the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 requires long-lived assets and certain identifiable intangibles to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When it is determined that the estimated future net cash flows of an asset will not be sufficient to recover its carrying amount, an impairment loss must be recorded to reduce the carrying amount to its estimated fair value.

Under SFAS No. 144, the Company evaluates impairment of proved oil and gas properties on a field-by-field basis. On this basis, certain fields may be impaired because they are not expected to recover their entire carrying value from future net cash flows. During 2003 and 2002, the Company recorded impairment losses of approximately $600 and $14,000, respectively, related to its proved oil and gas properties. The fair values of the impaired proved oil and gas properties were determined by using the present value of expected future cash flows. If estimated future cash flows are not achieved with respect to certain fields, further write-downs may be required.

B. Significant Accounting Policies - continued

Investment in Partnership

The Company uses the equity method of accounting for its investment in partnership. The investment in partnership of approximately $58,000 and $70,000 at February 28, 2003 and 2002, respectively, are included in other non-current assets in the accompanying balance sheets. The Company recognized losses pertaining to its interest in the partnership of approximately $12,000 and $65,000 during 2003 and 2002, respectively, which are included in interest income and other, net in the accompanying statements of operations.

Revenue Recognition

The Company recognizes revenue as oil and gas are produced based on contracted or estimated sales prices. Estimated revenue is subject to adjustments based on final settlement. Such adjustments are reflected in revenue when received.

Income Taxes

Deferred income taxes are determined using the liability method in accordance with SFAS No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset for which it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

Earnings Per Common Share

Basic earnings per common share is calculated by dividing net income (loss) (available to common stockholders) by the weighted average number of common shares outstanding for the period. Diluted earnings per common share reflects the potential dilution that could occur if accounts or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. For the years and quarters presented herein, basic and diluted earnings (loss) per common share are the same.

C. Investment Securities

The amortized cost and fair values of investment securities available for sale, as of February 28, are as follows:

2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity securities	$ 202,430	$ 58,387	$ -	$ 260,817

2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity securities	$ 202,430	$ 36,874	$ -	$ 239,304

D. Income Taxes

The Company's income tax expense (benefit) attributable to income (loss) from continuing operations consists of the following:

	Current	Deferred	Total
Year ended February 28, 2003:			
U.S. Federal	$ 784	$ (28,679)	$ (27,895)
State and local	19,864	(886)	18,978
	$ 20,648	$ (29,565)	$ (8,917)

	Current	Deferred	Total
Year ended February 28, 2002:			
U.S. Federal	$ (233,702)	$ 109,428	$ (124,274)
State and local	21,236	3,384	24,620
	$ (212,466)	$ 112,812	$ (99,654)

D. Income Taxes - continued

Income tax expense (benefit) for the years presented differs from the "expected" federal income tax benefit for those years, computed by applying the statutory U.S. Federal corporate tax rate of 34% to pre-tax income (loss), as a result of the following:

	2003	2002
Computed "expected" tax expense (benefit)	$ (19,932)	$ (131,833)
State and local income taxes, net of federal income tax benefit	13,111	16,250
Other, primarily revision of prior year provision estimate	(2,096)	15,929
	$ (8,917)	$ (99,654)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities, at February 28, are presented below:

	2003	2002
Deferred tax assets:		
Net operating loss carryforward	$ 30,166	$ -
Alternative minimum tax credit carryforward	98,607	96,904
Reserve for reclamation costs	117,941	151,366
	246,714	248,270
Deferred tax liabilities:		
Oil and gas properties and other property and equipment, principally due to depletion and depreciation	(309,399)	(332,591)
Coal properties, principally due to differences in depletion	(52,345)	(60,274)
Unrealized gain on investment securities available for sale	(21,585)	(13,632)
	(383,329)	(406,497)
Net deferred tax asset (liability)	$ (136,615)	$ (158,227)
Included in the balance sheet as:		
Deferred income taxes, current	$ (21,585)	$ (13,632)
Deferred income taxes, non-current	(115,030)	(144,595)
Net deferred tax asset (liability)	$ (136,615)	$ (158,227)

D. Income Taxes - continued

Based on the future reversal of existing taxable temporary differences and future earnings expectations, management of the Company believes it is more likely than not that deferred tax assets will be realized or settled, and accordingly, no valuation allowance has been recorded. At February 28, 2003, the Company has an alternative minimum tax credit carryforward of approximately $99,000, which has no expiration date and is available to reduce the Company's future taxable income. Additionally, the Company has a net operating loss carryforward of approximately $82,000, which will expire in fiscal 2023 and is available to reduce the Company's future taxable income.

E. Segment Information and Major Customers

The following information is presented in accordance with SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information.* The Company is engaged in oil and gas, coal and gravel activities and real estate development. The Company has identified such segments based on management responsibility and the nature of the Company's products, services and costs. There are no major distinctions in geographical areas served as all operations are in the United States. The Company measures segment profit (loss) as income (loss) from operations. Business segment assets are those assets controlled by each reportable segment. The following table sets forth certain information about the financial information of each segment for the years ended February 28,:

	2003	2002
Business segment revenue:		
Oil and gas	$ 968,252	$ 1,108,448
Gravel	288,707	83,585
	$ 1,256,959	$ 1,192,033
Business segment profit (loss):		
Oil and gas	$ 102,461	$ 82,068
Coal and gravel	240,859	26,472
Real estate development	(22,837)	(42,707)
General corporate	(467,520)	(444,917)
Loss from operations	(147,037)	(379,084)
Interest income and other, net	85,385	(12,342)
Gain on sales of oil and gas properties	3,029	3,681
Loss before income taxes	$ (58,623)	$ (387,745)

E. Segment Information and Major Customers - continued

	2003	2002
Business segment assets:		
Depreciation, depletion and amortization:		
Oil and gas	$ 202,096	$ 337,708
Coal and gravel	21,448	14,700
Real estate development	14,016	14,318
General corporate	18,669	12,359
	$ 256,229	$ 379,085
Capital expenditures:		
Oil and gas	$ 20,132	$ 4,139
Real estate development	116,338	56,663
General corporate	105,034	25,464
	$ 241,504	$ 86,266
Total assets:		
Oil and gas	$ 4,739,858	$ 4,815,249
Coal and gravel	285,199	306,646
Real estate development	2,941,989	2,839,668
General corporate	1,000,606	1,290,526
	$ 8,967,652	$ 9,252,089

Oil sales to two customers, which accounted for more than 10% of the Company's total oil sales, approximated $578,000 (75%) and $143,000 (18%) for the year ended February 28, 2003. Two customers accounted for approximately $633,000 (73%) and $146,000 (17%) of the Company's total oil sales for the year ended February 28, 2002. Gas sales to two customers approximated $106,000 (75%) and $15,000 (11%) of the Company's total gas sales for the year ended February 28, 2003. One customer accounted for approximately $137,000 (76%) of the Company's gas sales for the year ended February 28, 2002. Lease operating payments primarily made to a principal operator on its oil and gas producing properties approximated $364,000 and $415,000 in 2003 and 2002, respectively.

F. Related Party Transactions

In the normal course of business, the Company owns interests in various oil and gas properties in which certain stockholders and affiliates also own interests. During fiscal 2003, the Company purchased 26,700 shares of the Company's common stock from a related party at $3.50 per share, which approximated the share price paid by the Company to other unaffiliated stockholders. No such purchases of common stock from related parties occurred during fiscal 2002.

G. Commitments and Contingencies

The Company is subject to certain claims and litigation arising in the normal course of business. In the opinion of management, the outcome of such matters will not have a materially adverse effect on the results of operations or financial position of the Company.

As of February 28, 2003 and 2002, the Company has pledged interest-bearing cash deposits approximating $817,000 to secure letters of credit in favor of the Colorado Bureau of Land Management for state requirements regarding land reclamation based on future operations with respect to coal and gravel properties. These pledged cash deposits are included in other non-current assets in the accompanying balance sheets.

H. Quarterly Operating Results (Unaudited)

Quarterly results of operations for 2003 and 2002 were as follows:

2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Total revenues	284,968	264,882	245,474	461,635	$ 1,256,959
Income (loss) from operations	(71,655)	(76,525)	(65,195)	66,338	(147,037)
Net income (loss)	(10,837)	(38,145)	(31,278)	30,554	(49,706)
Basic and diluted earnings (loss) per common share	.00	(.01)	(.01)	.01	(.01)

During the fourth quarter of fiscal 2003, the Company recorded additional gravel revenues of approximately $186,000 (before income taxes) as a result of renegotiating the royalty it receives in regards to the gravel mined from the Company's Colorado real estate property (approximately $92,000 recorded for the first three quarters of fiscal 2003).

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Total revenues	$ 388,263	$ 330,254	$ 273,147	$ 200,369	$ 1,192,033
Income (loss) from operations	(60,338)	(23,806)	(49,843)	(245,097)	(379,084)
Net income (loss)	(3,089)	13,222	(7,238)	(290,986)	(288,091)
Basic and diluted earnings (loss) per common share	.00	.00	.00	(.06)	(.06)

During the fourth quarter of fiscal 2002, the Company recorded an adjustment of approximately $194,000 (before income taxes) to record depreciation and depletion on oil and gas properties (approximately $144,000 recorded for the first three quarters of fiscal 2002), primarily due to lower reserve levels determined as of year end by an independent petroleum reservoir engineering firm.

OAKRIDGE ENERGY, INC.

SUPPLEMENTAL OIL AND GAS DATA (UNAUDITED)

The following tables set forth supplementary disclosures for oil and gas producing activities in accordance with SFAS No. 69, *Disclosures about Oil and Gas Producing Activities*.

Costs Incurred

A summary of costs incurred in oil and gas property acquisition, development, and exploration activities (both capitalized and charged to expense) for the years ended February 28, follows:

	2003	2002
Acquisition of unproved properties	$ 20,132	$ 4,139
Exploration costs	$ 48,965	$ 23,867

Results of Operations for Producing Activities

The following table presents the results of operations for the Company's oil and gas producing activities for the years ended February 28,:

	2003	2002
Revenues	$ 968,252	$ 1,108,448
Production costs	(614,088)	(650,710)
Depletion, depreciation, and valuation provisions	(202,738)	(351,803)
Exploration costs	(48,965)	(23,867)
	102,461	82,068
Income tax expense	34,837	27,903
Results of operations for producing activities (excluding corporate overhead and interest costs)	$ 67,624	$ 54,165

Reserve Quantity Information

The following table presents the Company's estimate of its proved oil and gas reserves all of which are located in the United States. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of reserves related to new discoveries are more imprecise than those for producing oil and gas properties. Accordingly, the estimates are expected to change as future information becomes available. The estimates have been prepared with the assistance of an independent petroleum reservoir engineering firm. Oil reserves, which include condensate and natural gas liquids, are stated in barrels and gas reserves are stated in thousands of cubic feet.

Reserve Quantity Information - continued

	Oil (Bbls.)	Gas (MCF)
Proved developed and undeveloped reserves:		
Balance at March 1, 2001	695,779	282,082
Revisions of previous estimates	28,625	48,651
Production	(36,271)	(65,258)
Balance at February 28, 2002	688,133	265,475
Revisions of previous estimates	35,096	(78,601)
Production	(28,015)	(45,720)
Balance at February 28, 2003	695,214	141,154
Proved developed reserves:		
February 28, 2001	192,227	282,082
February 28, 2002	134,931	265,475
February 28, 2003	100,899	141,154

Standardized Measure of Discounted Future Net Cash Flow and Changes Therein Relating to Proved Oil and Gas Reserves

The following table, which presents a standardized measure of discounted future cash flows and changes therein relating to proved oil and gas reserves, is presented pursuant to SFAS No. 69. In computing this data, assumptions other than those required by the Financial Accounting Standards Board could produce different results. Accordingly, the data should not be construed as being representative of the fair market value of the Company's proved oil and gas reserves.

Future cash inflows were computed by applying existing contract and year-end prices of oil and gas relating to the Company's proved reserves to the estimated year-end quantities of those reserves. Future price changes were considered only to the extent provided by contractual arrangements in existence at year end. Future development and production costs were computed by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs. Future income tax expenses were computed by applying the year-end statutory tax rate, with consideration of future tax rates already legislated, to the future pre-tax net cash flows relating to the Company's proved oil and gas reserves. The standardized measure of discounted future cash flows at

Standardized Measure of Discounted Future Net Cash Flow and Changes Therein Relating to Proved Oil and Gas Reserves - continued

February 28, which represents the present value of estimated future cash flows using a discount rate of 10% a year, follows:

	2003	2002
Future cash inflows	$ 23,675,638	$ 13,617,067
Future production and development costs	(6,058,249)	(5,160,595)
Future income tax expenses	(2,314,200)	(1,166,999)
Future net cash flows	15,303,189	7,289,473
10% annual discount for estimated timing of cash flows	(3,945,469)	(1,989,613)
Standardized measure of discounted future net cash flows	$ 11,357,720	$ 5,299,860

Beginning of year	$ 5,299,860	$ 9,925,990
Sales of oil and gas, net of production costs	(354,164)	(457,738)
Extensions, discoveries, and improved recoveries, less related costs	295,654	295,654
Accretion of discount	529,986	992,599
Net change in sales and transfer prices, net of production costs	5,330,972	(4,210,958)
Net change in income taxes	(2,301,325)	1,799,551
Changes in production rates (timing and other)	1,864,530	(2,984,306)
Revisions of previous quantities	692,207	(60,932)
End of year	$ 11,357,720	$ 5,299,860

DESCRIPTION OF BUSINESS

Oakridge Energy, Inc. (the "Company") is engaged in the exploration for and development, production and sale of oil and gas primarily in Texas. The Company also receives lease and royalty income from gravel deposits in Colorado and holds certain real estate in Colorado for development.

The Company is a Utah corporation incorporated in 1969. The Company's executive offices are located at 4613 Jacksboro Highway, Wichita Falls, Texas 76302. The Company's telephone number is (940) 322-4772.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion and analysis should be read in conjunction with the Financial Statements and Notes.

Results of Operations

The Company had a net loss of $49,706 ($.01 per share) in the fiscal year ended February 28, 2003 compared to a net loss of $288,091 ($.06 per share) in the fiscal year ended February 28, 2002. The reduction in the Company's loss in fiscal 2003 was due to improved gravel revenues and other income (expense) again became a significant income contributor as oil and gas revenues again declined materially.

Oil and gas revenues decreased approximately $140,200 (12.6%) in the fiscal year ended February 28, 2003 due to the continued decline in the Company's oil and gas production sales volumes as, due to price increases occurring in the last half of the fiscal year, the Company's average oil price received for the year increased significantly and its average gas price received increased marginally. During the fourth quarter of fiscal 2003, oil and gas revenues increased approximately 40.1% compared to the prior year despite the production declines. Fees in the amount of $39,000 and $37,400 received by the Company in fiscal 2002 and 2003, respectively, for serving as operator of most of the Company's North Texas area properties are included in oil and gas revenues.

Oil revenues declined approximately 11.0% from approximately $870,300 in the fiscal year ended February 28, 2002 to approximately $774,600 in the fiscal year ended February 28, 2003 as oil sales production levels fell from approximately 37,100 barrels to approximately 28,600 barrels (-22.9%). The effect of the lower sales production volumes was partially offset by an increase in the Company's average oil price received from approximately $23.46 per barrel to approximately $27.08 per barrel (+15.4%). Gas revenues decreased 21.6% to approximately $142,400 in fiscal 2003 from approximately $181,600 in fiscal 2002 reflecting an approximate 12,500 MCF decline in gas sales production volume (-23.3%) partially offset by an $.08 per MCF rise in the Company's average gas price received ($3.47 per MCF in fiscal 2003 vs. $3.39 per MCF in fiscal 2002). The increases in the Company's average oil and gas prices received that occurred durign fiscal 2003 were beneficial to the Company but such prices still remain far short of the levels reached in fiscal 2001. Non-material amounts of natural gas liquids revenues and sales volumes from the Company's principal producing property in Madison County, Texas and the North Texas area are excluded from the foregoing discussion.

Revenues from the Madison County, Texas property again tracked overall results for fiscal 2003, decreasing approximately $123,700 (16.5%) due to lower production sales volumes offset somewhat by higher average oil and gas prices received; however, in the fourth quarter of fiscal 2003, revenues from this property increased approximately 36.4% reflecting the highest average oil and gas prices received for the fiscal year. The Madison County, Texas property has been fully developed for over three years, and the Company expects overall production from the property to continue to decline in fiscal 2004 while the secondary recovery project on the property is implemented. At February 28, 2003, the Company's independent petroleum engineers estimated proven undeveloped oil reserves attributable to the secondary recovery project on the property to be 594,315 barrels, an increase of 41,113 barrels (7.4%) from the prior year's estimate. Although the project had been approved in fiscal 2003 by the operator, the Company and the other working interest owners, final royalty owner and Texas Railroad Commission approvals were not obtained until mid-fiscal 2003. Unitization of the property was concluded and implementation of the project commenced as of December 1, 2002. Although the Company is counting on production from the waterflood to reverse the decline in oil revenues from this property, it is not expected to occur until fiscal 2005 at the very earliest due to the installation time for the waterflood and the substantial lag time between the initiation of water injection, the buildup of sufficient water volumes to push the incremental secondary oil reserves to producing wells and the actual production of the incremental reserves. Notwithstanding the Company's expectations with respect to the waterflood, it should again be emphasized that there can be no assurance that the secondary recovery project will be successful.

During the fourth quarter of fiscal 2003, the Company was finally able to implement its previously agreed upon extension of Four Corners' gravel mining contract and surface lease. Pursuant to the extension, effective as of July 1, 2001, the Company receives a new road usage fee of $.27 per ton mined by Four Corners and the royalty rate for tonnage mined from the 9.9 acres added to the mining area was increased from $.35 to $.64 per ton. The Company also reduced the amount of rentals paid under Four Corners' surface lease from the Company to their pre-fiscal 2002 level and gave Four Corners a credit against the new royalty to be paid by it to the Company for the additional $20,000 in surface lease rentals paid by Four Corners in fiscal 2002 and 2003 pursuant to the previous arrangement. As a result of the foregoing, revenues from the Company's gravel operations increased approximately $205,100 (245.4%) in the fiscal year ended February 28, 2003 reflecting a one-time accrual of approximately $145,800 made in the fourth quarter for the new road usage fee and increased royalty income of approximately $79,300 (182.0%) for the year. Approximately $59,800 of the increase in royalty income was booked in the fourth quarter and reflected the increased royalty rate for the expanded mining area. Rentals received by the Company from its surface lease with Four Corners in fiscal 2003 were $20,000 less than the prior year due to the credit given by the Company to Four Corners under the extension arrangement. The Company had no coal revenues in either fiscal 2002 or 2003.

The expenses of the Company's oil and gas operations decreased approximately $160,600 (15.6%) in the fiscal year ended February 28, 2003 primarily as a result of an approximate $135,600 decline in depletion and depreciation expense and smaller reductions in the amount of lease operating expense (approximately $36,600, 5.6%) and lease impairment expense (approximately $13,500, 95.5%). The decline in depletion and depreciation expense was attributable to the Madison County, Texas property and was due to lower production sales volumes for the year and a lower per barrel amortization rate resulting from the higher oil and gas prices in effect at the fiscal 2003 year end as compared to the prior year. The lease operating expense decrease was also mainly attributable to the Madison County, Texas property as the Company was able to avoid the major workover expense on one well on the property that occurred in the prior year and declines in the other categories of lease operating expense (equipment repairs, production and ad valorem taxes and engineering expense) were offset by an increase in field payroll expense resulting from the addition of one employee in this area. The Company only incurred a nominal amount of lease impairment expense with respect to the Utley gas unit in Freestone County, Texas in fiscal 2003 compared to approximately $14,100 of such expense in fiscal 2002. Exploration expense was the only category of oil and gas operating expense to increase in fiscal 2003 rising approximately $25,100, or 105.2%. The increase in exploration expense was primarily due to approximately $47,100 in expired leasehold expense with respect to a prospect in Red River County, Texas and was partially offset by the lack of any dry hole expense during the year. In fiscal 2002, the Company incurred approximately $19,800 in such expense with respect to its interest in an exploratory well drilled in Wilbarger County, Texas.

The expenses of the Company's coal and gravel operations fell approximately $9,300 (16.2%) during the fiscal year ended February 28, 2003 due to the savings resulting from no longer having an employee on the property and the absence of any engineering expense during the year. In fiscal 2002, the Company incurred the expense of obtaining a required updated engineering report with respect to the sediment pond located on the site of the Company's former coal operations as a part of its reclamation efforts. Increased depletion expense of approximately $6,800 with respect to the additional tonnage mined by Four Corners on the expanded mining area partially offset the payroll and engineering expense savings.

Real estate development expense decreased approximately $19,900 (46.5%) during fiscal 2003 as compared to the prior year. In fiscal 2002, the Company incurred legal fees in its negotiations with Mercy for it to acquire a portion of the Company's proposed "Oakridge at Durango" planned real estate development at Durango, Colorado for a new Hospital site, location maintenance expenses and expenses related to preparing and printing a brochure to be used to identify and market the proposed development. In fiscal 2003, the Company did not incur any local maintenance or brochure expenses and its legal fees for the year were less after Mercy in mid-year selected another site to build the new Hospital.

General and administrative expense increased approximately $22,600 (5.1%) in the fiscal year ended February 28, 2003 due to increased employee benefit expense of approximately $22,800 attributable to including family members of employees under the Company's health insurance plan. Increases in general and administrative expense resulting from the initial installation and operation of the Company's web site and in payroll, governmental and shareholder reporting and general depreciation expenses were counterbalanced by reductions in legal, travel and engineering expenses and the absence of any office redecorating expense.

Other income (expense) changed from an approximate $8,700 expense item in fiscal 2002 to an approximate $88,400 income item in fiscal 2003, an improvement of approximately $97,100, with the interest income and other, net component of the item being mainly responsible for the improvement. Interest income alone fell approximately $94,800 (64.2%) due to the effect of lower rates as dividend income was approximately the same in both years. The increase in other, net income, however, more than covered the decline in interest and dividend income. In fiscal 2003, the Company recognized a gain on the sale of its workover rig of approximately $38,700. In addition, the Company's loss from its interest in a limited partnership which owns and operates a gas pipeline was approximately $53,500 lower than in the prior year. In fiscal 2002, the Company also incurred an approximate $102,600 loss on its equity investment available for sale. There was no comparable loss or other expense incurred in fiscal 2003. Gains on sales of oil and gas properties were minor and at approximately the same level in fiscal 2002 and 2003.

The Company's provisions for income tax benefit in fiscal 2002 and 2003 were lower than what would be expected to be the case if such provisions were computed by applying the U.S. Federal corporate tax rate to the pretax losses in such years as the result of the effect of state and local income taxes and revisions of prior year provision estimates.

The Company's weighted average shares outstanding decreased approximately .8% in the fiscal year ended February 28, 2003 due to the purchase of approximately 48,200 shares of the Company's stock made by the Company from non-affiliates during the year.

Financial Condition and Liquidity

During fiscal 2003, the Company's expenditures continued to be tightly controlled and its activity level reduced as the Company did not participate in any exploratory or development drilling and husbanded its cash for utilization on the Company's proposed secondary recovery project on its Madison County, Texas property and its proposed real estate development at Durango, Colorado. Nevertheless, cash and cash equivalents were reduced by approximately $48,800 at year end.

The Company's operating activities contributed approximately $252,200 in funds (down approximately $33,000 from fiscal 2002) despite the significant decline in oil and gas revenues that occurred during the year. The Company's investing activities used approximately $140,800 in funds as additions to oil and gas properties, real estate held for development and other property and equipment aggregating approximately $241,500 were substantially greater than proceeds from the sales of oil and gas properties, the Company's workover rig and other property totaling approximately $100,700. The Company's financing activities (entirely purchases of the Company's common stock) used approximately $160,200 in funds. At February 28, 2003, the Company had no indebtedness and cash, cash equivalents and investment securities available for sale aggregated approximately $3,636,200.

Although current oil and gas prices have retreated somewhat from their fiscal 2003 year end levels, the Company believes that oil and gas prices in fiscal 2004 will likely not fall below fiscal 2003 levels. Consequently, the Company expects to fund its contemplated operations during fiscal 2004 and any purchases of the Company's stock that it makes from its cash and cash equivalents, sales of all or a portion of its investment securities available for sale and any cash flow from its oil and gas properties. The Company anticipates that the cash flow from its oil and gas properties in fiscal 2004 will again be below that which resulted in fiscal 2003, even if product prices are at the same levels, due to the institution of the secondary recovery project on the Madison County, Texas property during the year which will reduce revenues from the property during the installation and initial water injection periods. The Company should benefit, however, from the release of approximately one-half of the Company's $817,700 coal mine reclamation bond to the State of Colorado sometime during the first half of the year.

Whether the Company will need to secure additional financing in fiscal 2004 is strictly dependent upon if and when the Company obtains the necessary governmental approvals to be able to proceed with its Colorado real estate development. If the Company is successful in obtaining such approvals by mid-year, the Company may need to secure financing, possibly by as early as the latter part of fiscal 2004 or the first part of fiscal 2005, to be able to complete the infrastructure for the first phase of the development and the construction of an alternate access road to the property. The Company's existing cash reserves should be sufficient to allow the Company to initiate both projects. If such approvals continue to be delayed, however, as has been the case for much of fiscal 2003 and all of fiscal 2004 to date, additional financing may not be needed by the Company until the mid to latter part of fiscal 2005. To obtain such financing, the Company will likely explore possible sales of the Company's equity securities in the public markets or obtaining bank borrowings. The Company will also explore selling parts of the property to other companies who would develop specific portions of it. During fiscal 2003, the Company received a number of very positive site location inquiries from third parties as well as significant interest from substantial builders/developers who expressed interest in participating in the property. There can be no assurance that any of these financing options will be available to the Company when needed.

Forward-Looking Statements

Certain information included in this Annual Report on Form 10-KSB and other materials filed by the Company with the Securities and Exchange Commission ("SEC") contain forward-looking statements relating to the Company's operations and the oil and gas industry. Such forward-looking statements are based on management's current projections and estimates and are identified by words such as "expects," "intends," "plans," "believes," "estimates," "anticipates" and similar words. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially from what is expressed in such forward-looking statements.

Among the factors that could cause actual results to differ materially are crude oil and natural gas price fluctuations, failure to achieve expected production and the timing of receipt of revenues from existing and future exploration and development projects (including, particularly, the recently implemented secondary recovery project on the Madison County, Texas property), higher than estimated coal reclamation costs and delays with respect to, or failure to obtain, governmental permits and approvals necessary to proceed with real estate development. In addition, these forward-looking statements may be affected by general domestic and international economic and political conditions.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Company's common stock, $.04 par value, is traded in the over-the-counter market. The following table shows the range of bid quotations for the common stock during the two fiscal years ended February 28, 2003 by quarters. Such quotations were furnished to the Company by the National Quotation Bureau, LLC and were supplied by The National Association of Securities Dealers ("NASD") through the NASD OTC Bulletin Board, the NASD's automated system for reporting NON-NASDAQ quotes and the National Quotation Bureau's Pink Sheets. The quotations represent prices between dealers and do not include retail markups, markdowns or commissions and do not necessarily represent actual transactions.

Period	High	Low
Fiscal Year Ended February 28, 2002:		
Quarter Ended May 31, 2001	$ 2.63	$ 2.13
Quarter Ended August 31, 2001	2.63	2.05
Quarter Ended November 30, 2001	2.63	2.25
Quarter Ended February 28, 2002	2.64	2.25
Fiscal Year Ended February 28, 2003:		
Quarter Ended May 31, 2002	$ 2.35	$ 2.35
Quarter Ended August 31, 2002	3.25	2.35
Quarter Ended November 30, 2002	3.70	2.85
Quarter Ended February 28, 2003	3.70	3.10

As of May 16, 2003, the approximate number of holders of record of the common stock of the Company was 464.

The Company did not pay any dividends during the two fiscal years ended February 28, 2003. There are currently no restrictions upon the Company's ability to pay dividends; however, the Company does not anticipate paying any dividends in fiscal 2004.

The Company did not make any sales of its equity securities during the two fiscal years ended February 28, 2003.

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Corporate Information



Upon written request, Oakridge Energy, Inc. will furnish, without charge to any shareholder, a copy of the company's annual report on Form 10-KSB for the year ended February 28, 2003. Requests should be directed to the President.

Executive Offices

Oakridge Energy, Inc.
4613 Jacksboro Highway
Wichita Falls, Texas 76302
Tel: 940-322-4772
Fax: 940-322-9452

Executive Officers

Sandra Pautsky
President
Secretary-Treasurer

Danny Crocker
Vice President
Asst. Secretary-Treasurer

Carol Cooper
Chief Accounting Officer

Directors

Sandra Pautsky
Danny Crocker
Randy Camp

Transfer Agent

Securities Transfer Corporation
2591 Dallas Parkway Ste. 102
Frisco, Texas 75034
Fax 469-633-0088
Phone 469-633-0101
Email: Info@stctransfer.com

OTC BB: OAKR

Annual Report Design and Photographs by CTA Public Relations - www.ctapr.com

Oakridge Energy, Inc.
[illegible]13 Jacksboro Highway
Wichita Falls, Texas 76302
Tel: 940-322-4772
Fax: 940-322-9452
www.oakridgeenergy.com
OTC BB: OAKR